1701 Market Street                                   Morgan, Lewis
Philadelphia, PA 19103                               & Bockius LLP
Tel.: 215.963.5000                                   Counselors at Law
Fax: 215.963.5001


April 4, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:      The Advisors' Inner Circle Fund II (File Nos. 033-50718 and 811-07102)
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), we are filing, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, a preliminary copy of the
Schedule 14A, notice, proxy statement and proxy card (the "Preliminary Proxy Materials") for the Special Meeting of Shareholders (the "Special Meeting") of the Frost Diversified Strategies Fund (the "Fund"), a series of the Trust, scheduled to be held on Wednesday, May 22, 2013.

The Special Meeting is being called for the purpose of appointing Cinque Partners, LLC ("Cinque") as a sub-adviser of the Fund and to approve a sub-advisory agreement between Frost Investment Advisors, LLC, the investment adviser to the Fund, and Cinque with respect to the Fund.

Please contact the undersigned at 215.963.5862 with your questions or comments.

Very truly yours,

/s/ David W. Freese

David W. Freese